UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
 41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

The Annual General Meeting of the Shareholders of Alcon, Inc. was held on April 7, 2011 in Zug, Switzerland.  At the meeting, the shareholders approved all of the items proposed for their consideration as follows:

1.  The merger agreement, dated as of December 14, 2010, entered into by and between Alcon, Inc. and Novartis AG, a company organized under the laws of Switzerland.

2.  The 2010 Business Report (Geschäftsbericht), including the operating review (Jahresbericht), the Swiss statutory financial statements of Alcon, Inc. (Jahresrechnung) and the consolidated financial statements of Alcon, Inc. and its subsidiaries (Konzernrechnung).

3. Discharge of the current and former members of the Board of Directors of Alcon, Inc. for their term of office from January 1, 2010 up to April 1, 2011.

4. Re-election of KPMG AG, Zug, Switzerland, as Auditors for the period between the Annual General Meeting of the Shareholders of Alcon, Inc. and the completion of the merger of Alcon, Inc. with and into Novartis AG.

5. Re-election of each of Thomas G. Plaskett, Cary R. Rayment, Dr. Enrico Vanni, Dr. Daniel Vasella and Norman Walker to the Board of Directors of Alcon, Inc. for the period between the Annual General Meeting of the Shareholders of Alcon, Inc. and the completion of the merger of Alcon, Inc. with and into Novartis AG.

Attached as Exhibit 99.1 is a press release issued by Alcon, Inc. on April 7, 2011 and attached as Exhibit 99.2 are the AGM presentation slides.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date:	April 7, 2011	By:	/s/ Patrick Bachmann
Name: Patrick Bachmann
Title: Attorney-in-Fact

Date:	April 7, 2011	By:	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact